







Amer Sports Corporation

STOCK EXCHANGE RELEASE 1(1)
June 4, 2008 at 2:50 pm

**AMER SPORTS CORPORATION: DECISIONS OF THE EXTRAORDINARY GENERAL MEETING**

At the Amer Sports Corporation Extraordinary General Meeting held earlier today, the following resolutions were approved:

- The Company's previous board members were released from their positions.
- A new Board of Directors were elected.
  Felix Björklund, Ilkka Brotherus, Anssi Vanjoki and Pirjo Väliaho were re-elected as members of the Board of Directors. Martin Burkhalter, Christian Fischer and Bruno Sälzer were appointed as new board members.

The Board's term of service will run until the 2009 Annual General Meeting.

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com



DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor and Salomon. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

Amer Sports Corporation

STOCK EXCHANGE RELEASE 1(1)
June 4, 2008 at 3:45 pm

**AMER SPORTS CORPORATION: DECISIONS OF THE BOARD OF DIRECTORS**

At its organizing meeting immediately following the Extraordinary General Meeting, the Board of Directors unanimously appointed Anssi Vanjoki as Chairman and Ilkka Brotherus as Vice Chairman.

**Board Committees**

- Pirjo Väliaho (Chairman of the Committee), Anssi Vanjoki, Bruno Sälzer and Christian Fischer were elected as members of the Compensation Committee.
- Ilkka Brotherus (Chairman of the Committee), Anssi Vanjoki and Felix Björklund were elected as members of the Nomination Committee.
- Felix Björklund (Chairman of the Committee), Ilkka Brotherus and Martin Burkhalter were elected as members of the Audit Committee.

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor and Salomon. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

END